UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONCERT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

FOLIAGE MERGER SUB, INC.

a wholly owned indirect subsidiary of

SUN PHARMACEUTICAL INDUSTRIES LTD.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

206022105

(Cusip Number of Class of Securities)

Erik Zwicker

General Counsel

Sun Pharmaceutical Industries Ltd.

c/o Sun Pharmaceutical Industries, Inc.

2 Independence Way

Princeton, New Jersey 08540

Telephone: (609) 720-9200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Form or Registration No.:	Schedule TO-T	Date Filed:	February 2, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision.

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2023, and amended by that certain Amendment No. 1 filed with the SEC on February 24, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for (i) $8.00 per Share, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per Share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, in each case, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 2, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer expired at one minute after 11:59 p.m., New York City time, on March 3, 2023. The Depository advised Purchaser that, as of the expiration of the Offer, a total of 48,220,511 Shares were validly tendered and not validly withdrawn, representing approximately 75.2% of the Shares outstanding as of the expiration of the Offer. As a result, the Minimum Condition has been satisfied.

Furthermore, on March 3, 2023, at 11:59 p.m., New York City time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the HSR Condition has been satisfied.

As the Minimum Condition, the HSR Condition and each of the other Offer Conditions have been satisfied, Purchaser has irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Parent and Purchaser completed the acquisition of the Company on March 6, 2023, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, (a) each issued and outstanding Share (other than Shares (i) held in the treasury of the Company, (ii) owned by Parent, any subsidiary of Parent, any subsidiary of the Company or Purchaser, (iii) irrevocably accepted for payment in the Offer or (iv) held by a holder who is entitled to demand and properly exercised and perfected appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, had neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) was automatically converted into the right to receive (i) the Common Cash Amount, in cash, subject to any applicable withholding of taxes and without interest, and (ii) the Common CVR Amount, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029, and (b) each issued and outstanding Preferred Share (other than Preferred Shares (i) held in the treasury of the Company or (ii) held by a holder who is entitled to demand, and properly exercised and perfected, appraisal rights in accordance with Section 262 of the DGCL and, as of the effective time of the Merger had neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL) was automatically converted into the right to receive (i) the Preferred Cash Amount, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) the Preferred CVR Amount, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(I)	Press Release issued by Sun Pharmaceutical Industries Ltd., dated as of March 6, 2023.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

FOLIAGE MERGER SUB, INC.

By:	/s/ Erik Zwicker
Name: Erik Zwicker
Title: Secretary

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Atul Raut
Name: Atul Raut
Title: Vice President, Business Development / Authorized Signatory